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                                                                    EXHIBIT 99.4


March 15, 2001

Pennzoil-Quaker State Company


Re: Annual Report on Form 10-K for the year ended December 31, 2000

    Gentlemen:

    This letter is written to meet the requirements of Regulation S-K calling for a letter from a registrant's independent accountants whenever there has been a change in accounting principle or practice.

    In 2000, the Company changed from the last-in, first-out (LIFO) method of accounting for certain inventories to the average cost method. Consequently, all of the Company's inventories are stated at average cost. According to the management of the Company, this change was made to more accurately measure operating results for its continuing operations by recognizing raw material price fluctuations as they occur on a moving average basis, reduce the cost of sales volatility that would be caused by pending inventory liquidations and adjust inventory balances to amounts that more closely reflect the inventories' current cost. In addition, the average cost method is the predominant method used in the consumer products industry.

    A complete coordinated set of financial and reporting standards for determining the preferability of accounting principles among acceptable alternative principles has not been established by the accounting profession. Thus, we cannot make an objective determination of whether the change in accounting described in the preceding paragraph is to a preferable method. However, we have reviewed the pertinent factors, including those related to financial reporting, in this particular case on a subjective basis, and our opinion stated below is based on our determination made in this manner.

    We are of the opinion that the Company's change in method of accounting is to an acceptable alternative method of accounting, which, based upon the reasons stated for the change and our discussions with you, is also preferable under the circumstances in this particular case. In arriving at this opinion, we have relied on the business judgment and business planning of your management.


Very truly yours,

ARTHUR ANDERSEN LLP